# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Trevi Therapeutics, Inc., CIK 0001563880
CUSIP: 89532M101
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 195 CHURCH STREET, 195 CHURCH STREET, NEW HAVEN, Connecticut (CT), 06510
Date of event which requires filing of this statement: 05/12/2022
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001040197-22-000003
Filed by CIK 0001040197

## Reporting persons
- MAI Capital Management: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 1,519,650; shared voting power 0; sole dispositive power 1,519,650; shared dispositive power 0; aggregate amount beneficially owned 1,519,650 (2.2% of the class)

## Item 1. Issuer
Name of issuer: Trevi Therapeutics, Inc.
Address of issuer's principal executive offices: 195 CHURCH STREET, 195 CHURCH STREET, NEW HAVEN, CONNECTICUT, 06510.

## Item 2. Person Filing
Name of person filing: MAI Capital Management, LLC
Address of principal business office or, if none, residence:
MAI Capital Management, LLC
6050 Oak Tree Blvd Suite 500
Independence, OH 44131
United States
Citizenship: MAI Capital Management, LLC: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,519,650 shares
Percent of class: 2.16%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,519,650

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- MAI Capital Management: Mark Happe, Chief Compliance Officer (06/26/2024)